                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        The Meridian Resource Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58977Q109
------------------------------------------------------------------------------
                                 (CUSIP Number)

                       J.B. Edrington, Corporate Secretary
                                Shell Oil Company
                              910 Louisiana Street
                              Houston, Texas 77252
                                 (713) 241-6161
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 30, 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.: 58977Q109

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shell Oil Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
         N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM  2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING      24,919,458 or 13,487,394, depending on the matter put to a vote.
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -24,919,458-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,919,458
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 58977Q109

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shell Louisiana Onshore Properties Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
         N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING      24,919,458 or 13,487,394, depending on the matter put to a vote.
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -24,919,458-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,919,458
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Meridian Resource Corporation, a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is located at 15995 North Barkers Landing, Suite 300, Houston, Texas 77079.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Shell Louisiana Onshore Properties, Inc., a Delaware corporation ("SLOPI"), and by Shell Oil Company, a Delaware corporation ("Shell Oil"). Over 93% of the issued and outstanding common stock of SLOPI is held by Shell Western E&P Inc. ("SWEPI"), which in turn is controlled through indirect stock ownership by Shell Oil, which in turn is wholly owned by Shell Petroleum Inc., also a Delaware corporation. The shares of Shell Petroleum Inc. are directly or indirectly owned 60 percent by Royal Dutch Petroleum Company, The Hague, The Netherlands, and 40 percent by The "Shell" Transport and Trading Company, p.l.c., London, England. Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c., are holding companies which together directly or indirectly own securities of companies of the Royal Dutch/Shell group of companies, the members of which are severally engaged throughout the greater part of the world in oil, natural gas, chemicals, coal and other businesses.

         Shell Oil and its consolidated subsidiaries are engaged, principally in the United States, in the exploration for, and development, production, purchase, transportation and marketing of, crude oil and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, Shell Oil and its consolidated subsidiaries are engaged in the exploration for, and production of, crude oil and natural gas outside the United States. SLOPI is a holding company for companies engaged in oil and gas activities. SWEPI is engaged primarily in the business of exploring for and producing oil, gas and other minerals. SLOPI and Shell Oil are referred to herein as the "Reporting Entities."

        The address of the principal business and the principal office of SLOPI is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899. The address of the principal business and the principal office of Shell Oil is One Shell Plaza, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of SLOPI and Shell Oil.

        Neither of the Reporting Entities nor, to their knowledge, any person listed on Schedule I hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        SLOPI obtained securities of the Issuer pursuant to an Agreement and Plan of Merger dated March 27, 1998 (the "Merger Agreement") among the Issuer, LOPI Acquisition Corp., Louisiana Onshore Properties, Inc. ("LOPI"), and SLOPI. In this transaction, a wholly-owned subsidiary of the Issuer named LOPI Acquisition Corp. merged into LOPI, which had been a wholly-owned subsidiary of SLOPI and which was the corporation surviving the merger (the "Merger"). Pursuant to the terms of the Merger Agreement, (i) LOPI's treasury shares were canceled,
(ii) the issued and outstanding shares of LOPI common stock were converted into an aggregate 12,082,030 duly authorized, validly issued, fully paid and nonassessable shares of the Issuer's Common Stock and 3,982,906 duly authorized, validly issued, fully paid and nonassessable shares of the Issuer's Series A Preferred Stock, par value $1.00 per share (the "Preferred Stock") and (iii) each issued and outstanding share of LOPI Acquisition Corp. was converted into one fully paid and nonassessable share of common stock, par value $1.00 per share, of LOPI. There are no other holders of the Preferred Stock. SLOPI also obtained rights to acquire additional shares of Common Stock, as described below in Items 6(A), 6(D)(6) and 6(D)(9).

         In connection with the Merger, SLOPI also took the following actions. It eliminated or caused the elimination of all of LOPI's liabilities to persons and entities which directly or indirectly controlled, were controlled by, or were under direct or indirect common control with LOPI prior to the consummation of the Merger (except for those liabilities related to the operation of LOPI in the ordinary course of business and certain other liabilities associated with the true-up accounting procedures described in Schedule III of the Merger Agreement). SLOPI neither borrowed funds nor incurred indebtedness in connection with the elimination of such liabilities. SLOPI also gave certain tax indemnities set forth at Section 9.10 of the Merger Agreement and certain post-closing indemnities set forth at Sections 12.1(c)(i) and 12.1(c)(ii) of the Merger Agreement. SLOPI further caused SWEPI to guarantee the full and prompt payment and performance by SLOPI of all of its obligations under the foregoing tax indemnity, post-closing indemnities and true-up accounting procedures pursuant to the Limited Joinder and Guaranty attached to the Merger Agreement. Finally, SLOPI, SWEPI and Shell Onshore Ventures, Inc., a Delaware corporation which is an affiliate of SLOPI, gave LOPI access to certain 3-D and 2-D seismic data.

ITEM 4.  PURPOSE OF TRANSACTION.

         The transactions described in Item 3 above occurred as a result of negotiations with the Issuer. The Common Stock, Preferred Stock, and the rights to acquire Common Stock referenced above were acquired in connection with the Merger and for investment purposes. SLOPI intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SLOPI, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         Other than as described Item 3 and Item 6 hereof, neither of the Reporting Entities (nor, to their knowledge, any person listed on Schedule I hereto) has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Through its direct holdings, SLOPI beneficially owns and has the power to dispose of 12,082,030, or nearly 26.4%, of the 45,803,419 shares of Common Stock that are currently outstanding. Because SLOPI's 3,982,906 shares of Preferred Stock are convertible into 12,837,428 shares of Common Stock at any time at the holder's election, SLOPI is deemed under Rule 13d-3 to own beneficially and have the power to dispose of such additional Common Stock as well. SLOPI therefore beneficially owns and has the power to dispose of a total of 24,919,458, or approximately 42.5%, of the 58,640,847 shares of Common Stock which are deemed outstanding for purposes of Rule 13d-3(d).

         Voting power, however, does not directly track beneficial ownership. Each of SLOPI's 3,982,906 shares of Preferred Stock is entitled to one vote per share on all matters submitted to holders of the Common Stock, and such shares are convertible into 12,837,428 shares of Common Stock. However, as explained further in Item 6(D)(5) below, SLOPI agreed, subject to certain exceptions, (i) to exercise voting control over no more than 23.0% of the votes entitled to be cast in any matter put to a vote of the holders of Common Stock and (ii) to cast any excess votes it may have pro rata with the votes of all other shares that are actually voted for or against (or that abstain from voting) on each matter. Therefore, in voting upon certain matters (see Item 6(D)(5) below), SLOPI's shares of Preferred Stock would, after conversion and when aggregated with its direct holdings, entitle it to cast 24,919,458 (or 42.5%) of the 58,640,847 then-outstanding votes. In votes subject to the limitations described above, SLOPI may only vote (i) upon full conversion of the Preferred Stock, up to 13,487,394 (or 23%) of the 58,640,847 shares of Common Stock which would then be outstanding and (ii) prior to the conversion of any Preferred Stock, up to 11,450,855 (or 23%) of the 49,786,325 votes entitled to be cast. Therefore, SLOPI may exercise, upon conversion of the Common Stock, voting power with respect to either 24,919,458 or 13,487,394 of the outstanding shares. Because SLOPI is an indirect subsidiary of Shell Oil, Shell Oil may also be deemed to own SLOPI's shares beneficially and to share in its voting power with respect thereto. The foregoing share figures are accurate as of the date of this statement but subject to adjustment in the event of occurrences which trigger antidilution adjustments with respect to the Preferred Stock and with respect to other changes in the Issuer's capitalization.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     A. Contingent Stock.

     Exhibit H of the Merger Agreement, which is attached hereto within Exhibit 2, grants SLOPI the right to acquire, for no additional consideration, shares of Common Stock having a value equal to 60% of the cash benefit which the Issuer's consolidated federal income tax group may realize -- with respect to any consolidated federal income tax return including LOPI for any period ending before June 30, 2008 -- as a result of any increase in the tax basis of the transferred LOPI assets above $72 million. Such shares of Common Stock will be valued on the date of issuance at the average trading price of such shares at the close of the 30 trading days preceding the relevant date, or if not publicly traded, then the price as may be determined by an investment bank selected by SLOPI.

         B. Certificate of Designation.

         The Preferred Stock has the dividend rights, voting rights and liquidation preferences described in Sections 2, 3 and 4, respectively, of the Certificate of Designation attached hereto as Exhibit 3 (the "Certificate of Designation"). Section 3 provides that each share of Preferred Stock is entitled to one vote with respect to all matters for which a vote of the holders of Common Stock is taken. The affirmative vote or consent of the holders of a majority of the shares of Preferred Stock outstanding at the time, voting as a single class, is necessary to permit, effect or validate either (i) the authorization, creation or issuance (or any increase in the authorized or issued amount) of either any class or series of stock of the Issuer which has a priority over shares of Preferred Stock as to payment of dividends or distribution of assets or any stock of the Issuer ranking on a parity with the Preferred Stock as to distribution of assets and payment of dividends or (ii) the amendment, restatement, modification, alteration or repeal of any of the provisions of the Certificate of Designation.

         The Certificate of Designation further provides that, until the earlier of (a) the termination of the Stock Rights and Restrictions Agreement attached hereto as Exhibit 4 (the "Stock Rights Agreement") or (b) SLOPI and its affiliates beneficially own shares of Common Stock constituting less than 21% of the then outstanding shares of Common Stock, the holders of Preferred Stock may elect 20% of the directors constituting the entire board, and in no event less than one director. The Certificate of Designation also provides for (i) the resignation, removal or appointment of the board members elected by the holders of Preferred Stock as necessary to maintain such percentage interest (each, a "Preferred Director") in the event of an election, vacancy or expansion with respect to the board of directors, (ii) the removal of the Preferred Directors upon the first to occur of the termination of the Stock Rights Agreement or the complete conversion of the Preferred Stock, and (iii) the appointment of a Preferred Director to the Audit Committee of the board of directors.

         SLOPI's 3,982,906 shares of Preferred Stock may be converted into Common Stock at the option of the holder upon the terms and conditions described in Section 5 of the Certificate of Designation. The number of shares into which a share of Preferred Stock may be converted is 3.22309, which is computed by dividing its stated value of $33.894850 by the conversion price of $10.516125. The conversion price will be adjusted from time to time as further described in
Section 5(b) of the Certificate of Designation. Such antidilution adjustments are triggered by stock dividends, securities distributions, stock splits, reverse stock splits, reclassifications of Common Stock, the issuance of certain rights or warrants to acquire Common Stock for consideration below certain minimum threshold values, the distribution of evidences of debt or assets or rights to acquire any security, and similar events. In the event of a reclassification of the Common Stock, the Preferred Stock may be converted into the same amount of stock and other consideration that would have been received or deemed to be held by shareholders owning an amount of Common Stock equal to the amount into which the Preferred Stock could have been converted. Likewise, upon certain business combination and reorganization events, the Preferred Stock may be exchanged for amount of stock and other consideration which would have been received by a shareholder who held an amount of Common Stock equal to the amount into which the Preferred Stock could have been converted. The Issuer has also agreed to reserve and keep available an amount of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of the outstanding Preferred Stock. If on or after June 30, 2001, (a) any shares of Preferred Stock have not been converted into Common Stock and (b) the mean average per share market value, as defined in Item 6(D)(7), exceeds 150% of the conversion price for 75 consecutive Trading Days, as defined, then all Preferred Stock shall automatically convert into Common Stock, except that SLOPI and its affiliates may elect to retain one share of Preferred Stock among them.

         C. Registration Rights Agreement.

                  The Issuer and SLOPI have entered into a registration rights agreement (the "Registration Rights Agreement") which grants SLOPI and certain of its transferees certain demand and piggyback registration rights with respect to Common Stock which from time to time (i) was issued pursuant to the Merger Agreement, (ii) was issued upon the conversion of the Preferred Stock, or (iii) was transferred or issued pursuant to the Stock Rights Agreement. The Issuer agrees to file on demand no more than an aggregate of five registration statements, plus any number of additional registration statements (not to exceed an aggregate of an additional five) as to which the selling shareholders and their underwriters have reasonably estimated the price to the public will be at least $50 million. The Issuer may suspend sales under a registration statement, and may refuse to file or amend a registration statement, for a certain period of time not exceeding a cumulative 120 days in one year, if the Issuer determines that such filing or sales would require premature disclosure of information, to the detriment of the Issuer, not otherwise required to be disclosed or would require disclosure which would materially and adversely affect (i) a pending or proposed offering of securities of the Issuer, (ii) an acquisition, merger, recapitalization, consolidation, reorganization, or similar transaction relating to the Issuer, or (iii) negotiations with respect thereto. The filing of a registration statement may not be deferred, and the sale and distribution of shares may not be suspended, in each case, for more than 60 days after the abandonment or consummation (or the completion of the distribution of securities in the case of a public offering) of any of the proposals or transactions described therein. In addition to these demand registration rights, the Registration Rights Agreement also gives SLOPI and certain of its transferees the right, from time to time, to include their holdings of Common Stock in any firm commitment underwritten public offering of Common Stock for cash pursuant to a registration statement filed by the Issuer, if the registration statement would permit the registration of their holdings of Common Stock. The number of shares includable in such a registration statement is subject to certain cut-backs if the managing underwriter determines that the offering would materially and adversely affect the distribution of securities by the Issuer. Any shares registered pursuant to the Registration Rights Agreement will be listed on the primary securities exchange or other trading market where the Common Stock is listed.

         D.       Stock Rights and Restrictions Agreement.

         SLOPI and the Issuer have entered into the Stock Rights Agreement, which addresses a number of matters.

                  1. Standstill. SLOPI agrees that it and its affiliates shall not, until June 30, 2008 or the earlier termination of the Stock Rights
Agreement: (i) engage in or solicit others to engage in certain business combination transactions with the Issuer (such as, if the transaction meets certain conditions, a merger, consolidation, compulsory share exchange, event defined in Part Thirteen of the Texas Business Corporation Act (the "TBCA"), recapitalization, or other transaction involving the Issuer in which shares of Common Stock are exchanged for cash, securities or other property, or the sale of substantially all of the Issuer's and its subsidiaries' assets) (each, a "Business Combination Transaction") or (ii) propose, or solicit any person to make, a liquidation of the Issuer or a tender offer or exchange offer for shares of Common Stock. Such actions may be taken, however, if either (i) it is after June 30, 2001 and, on the date the transaction is proposed, either (x) no Preferred Directors (as defined therein) or SLOPI Designee(s) (as defined therein) shall be serving on the Issuer's board of directors or (y) SLOPI and its affiliates collectively own beneficially less than 21% of the outstanding Common Stock or (ii) the transaction is approved by a majority of the Continuing Directors (as defined therein).

                  2. Takeover Defenses. The Issuer further agrees not to implement any poison pill or takeover defense mechanism unless, in each case, provision is made to exclude SLOPI and its affiliates from the effects thereof. The foregoing agreement survives the termination of the Stock Rights Agreement. In addition, the parties agree that, notwithstanding the fact that a shorter period may apply, Article Eight of Issuer's Articles of Incorporation (attached hereto as Exhibit 6) and Part Thirteen of the TBCA will apply during the term of the Stock Rights Agreement to any business combination transaction covered thereby between SLOPI and its affiliates on the one hand and the Issuer on the other.

                  3. Board Representation; Restriction on Stock Acquisitions.

                  The Issuer and SLOPI have also agreed that, after the conversion of all of the Preferred Stock, and until either (i) the termination of the Stock Rights Agreement or (ii) SLOPI and its affiliates beneficially own less than 21% of the outstanding Common Stock, they will take certain actions (such as filling vacancies, removing directors, and soliciting proxies) relating to the maintenance of SLOPI's and its affiliates' board representation and Audit Committee representation that are substantially similar to those described in Item 6(B) above with respect to the Certificate of Designation. The parties have also agreed that SLOPI and its affiliates will not acquire any additional Common Stock without the consent of a majority of the Continuing Directors, as defined, unless both (i) June 30, 2001 has occurred and (ii) at the time of such acquisition, either no SLOPI Designee or Preferred Director shall be serving on the Issuer's board or SLOPI and its affiliates would beneficially own less than 21% of the outstanding Common Stock; but this restriction does not affect (w) any conversion of Preferred Stock, (x) an acquisition arising from stock dividends, stock splits, reclassifications or the exercise of any other security received by SLOPI from the Issuer with respect to the Common Stock and Preferred Stock received in connection with the Merger, (y) any shares issuable in connection with a Deficiency Amount described below in Item 6(D)(7), or (z) the exercise of any right to acquire, pursuant to the Stock Rights Agreement, Common Stock or certain debt, equity, warrants, or other rights issued by the Issuer or representing the right to acquire voting stock of the Issuer (each, an "Exchangeable Security").

                  4. Transfer Restrictions.

                  The Issuer and SLOPI have also agreed that SLOPI and its affiliates will not sell, transfer or otherwise convey (each, a "Transfer") beneficial ownership of any Common Stock or Preferred Stock without the consent of a majority of the Continuing Directors, except as follows:

         (a) transfers may be made to a direct or indirect affiliate of Shell Oil which agrees in writing to be bound by the Stock Rights Agreement;

         (b) transfers may be made to the Issuer or a company with respect to which the Issuer directly or indirectly owns the majority of the voting power of the equity securities or voting interest;

         (c) transfers may be made pursuant to a merger, consolidation or compulsory share exchange in which the Issuer is a constituent corporation;

         (d) transfers may be made as a pro rata dividend or distribution to the holders of the common stock of SLOPI or its affiliates (provided that, except for dividends or distributions to any of the Royal Dutch/Shell Group of Companies, the holders agree in writing to be bound by the Stock Rights Agreement);

         (e) certain transfers may be made to persons or entities other than SLOPI or any affiliate of Shell Oil who has commenced a tender or exchange offer for Common Stock, if (i) SLOPI and its affiliates collectively beneficially own less than 21% of the then outstanding shares of Common Stock and no SLOPI Designee or Preferred Director is serving on the Issuer's board or (ii) SLOPI and its affiliates collectively beneficially own more than 21% of the then outstanding shares of Common Stock or any SLOPI Designee or Preferred Director is serving on the Issuer's board, if SLOPI and any of its affiliates first provide the Issuer a preferential right to purchase, for cash, all such shares which SLOPI and any of its affiliates would be willing to tender or exchange at a price of 105% of the tender offer price which SLOPI and any affiliate would be willing to accept (which shall be either the market value of the security to be exchanged on such date, if publicly traded, or the cash equivalent value as determined by SLOPI and its affiliates);

         (f) sales of Common Stock receivable in connection with the Merger or acquired upon conversion of the Preferred Stock may be made in certain types of transactions (namely, firm commitment underwritten public offerings, "Private Placements" defined in (g) below, and the transfers described in (h), (i) and (j) below), in the following amounts, from and after the following anniversaries of June 30, 1998:



         ANNIVERSARY                      INCREMENTAL PERCENTAGE                AGGREGATE PERCENTAGE
          Second                                 25%                                    25%
          Third                                  25%                                    50%
          Fourth                                 25%                                    75%
          Fifth                                  25%                                   100%

         Common Stock received in connection with a Deficiency Amount, however, may be freely transferred, and such transfer will not reduce or delay the amounts otherwise permitted above.

         (g) from and after the following anniversaries of June 30, 1998, transfers may be made of the following percentages of the number of its Preferred Stock in Private Placements:



          ANNIVERSARY                           INCREMENTAL PERCENTAGE                  AGGREGATE PERCENTAGE
          Third                                         33 1/3%                                 33 1/3%
          Fourth                                        33 1/3%                                 66 2/3%
          Fifth                                         33 1/3%                                  100%

         As used in the Stock Rights Agreement, a "Private Placement" is a Transfer in a transaction not involving a firm commitment underwritten public offering, other than (a) sales pursuant to tender or exchange offers, (b) Transfers to persons or entities having interests in businesses which explore for, develop or produce crude oil or natural gas, if such transferee would beneficially own, or have the right to acquire upon conversion of the Preferred Stock, ten percent or more of the then outstanding Common Stock, and if certain additional conditions are not met, (c) Transfers to any person or entity if such transferee would beneficially own or have the right to acquire upon conversion of the Preferred Stock more than 10% of the Common Stock unless such transferee agrees to be bound by terms substantially similar to those in the Stock Rights Agreement for a period of ten years;

         (h) subject to paragraphs (f) and (g) above, as such may be modified pursuant to paragraph (k) below, Transfers may be made in accordance with Rule 144 or Rule 145 promulgated under the Securities Act of 1933, as amended;

         (i) transfers in a firm commitment underwritten public offering or other public offering made pursuant to an effective registration statement involving a broad public distribution of the offered securities;

         (j) notwithstanding (f) or (g) above, Transfers may be made of any shares of Common Stock equal to the number of shares that SLOPI and its affiliates may have received from time to time in connection with a Deficiency Amount;

         (k) notwithstanding (f) and (g) above, if (1) the Issuer, in connection with a merger, consolidation, share exchange, or acquisition of a business or properties or similar transaction, sells or issues (or commits to sell or issue) 5 million shares (as adjusted for stock splits, reverse splits, reclassifications, and similar events) of Common Stock or Exchangeable Securities that, at the time of such issuance, sale or commitment (and assuming full conversion, exchange or exercise thereof) represent 5,000,000 or more (as adjusted for stock splits, reverse splits, reclassifications, and similar events) of the shares entitled to vote with respect to the election of directors and
         (2) prior to the approval of the transaction by the Issuer's board, no nationally recognized investment banking firm shall have given an opinion that the transaction is fair, from a financial point of view, to the

         Issuer, then in such event, SLOPI and its affiliates may also transfer a number of additional shares of Common Stock equal to the number of shares of Common Stock and/or the Common Stock equivalent of the voting shares represented by the transaction as to which such fairness opinion was not obtained; and if such transfers would exceed the limits in (f) and (g) above, then the limits will be accelerated in the following manner as of the date of such issuance, sale or commitment (the "Relevant Date"):

                  For paragraph (f):

         DATE                                          INCREMENTAL PERCENTAGE             AGGREGATE PERCENTAGE
         Immediately                                             25%                               25%
         1 year after the Relevant Date                          25%                               50%
         2 years after the Relevant Date                         25%                               75%
         3 years after the Relevant Date                         25%                              100%


                  For paragraph (g):


         DATE                                          INCREMENTAL PERCENTAGE             AGGREGATE PERCENTAGE
         Immediately                                           33 1/3%                            33 1/3%
         1 year after the Relevant Date                        33 1/3%                            66 2/3%
         2 years after the Relevant Date                       33 1/3%                             100%

                  5. Voting Restrictions.

                  Prior to the conversion of all the Preferred Stock, the following provisions apply. SLOPI and its affiliates may vote the number of its Common Stock that, when added to the votes represented by the Preferred Stock, constitute an aggregate of up to 23% of the then outstanding votes eligible to be cast for such matter. After the conversion of all of the Preferred Stock, SLOPI and its affiliates shall be entitled to vote such number of shares of Common Stock that constitute up to 23% of the then outstanding votes eligible to be cast for such matter. If only a portion of the Preferred Stock has been converted, the voting shall be prorated between the Common Stock and the Preferred Stock for a total of up to 23% of the then outstanding votes eligible to be cast for such matter. Common Stock in excess of the foregoing amounts, as applicable, shall be voted pro rata with the votes of all shares (other than the excess shares) that are actually voted for or against (or that abstain from voting) on each matter. The foregoing provisions shall not apply to the voting of Common Stock or Preferred Stock on any matter (i) constituting a Business Combination Transaction, (ii) that involves a change of control of the Issuer, or (iii) with respect to any vote taken when any of the following shall have occurred or exist: (w) the average per share market value, as defined in Item 6(D)(7), of the Common Stock on the day of the vote has been less than $5.50 for 30 days (as adjusted for stock splits, reverse stock splits, stock dividends, reclassifications, share exchanges, dividends and distributions for which adjustments to the conversion price of the Preferred Stock may be made), (x) there are any accrued but unpaid dividends on any Preferred Stock, (y) the issuer failed to issue additional Common Stock with respect to Deficiency Amounts, (z) there is a continuing and uncured default by the Issuer of any of its material obligations under the Stock Rights Agreement, the Certificate of Designation, the Registration Rights Agreement, or the Merger Agreement. In all circumstances, SLOPI may vote its Preferred Stock in its complete discretion, notwithstanding the foregoing restrictions.

         6. Right to Purchase Stock.

                  So long as SLOPI and its affiliates beneficially own shares of Common Stock that would constitute, after giving effect to the contemplated transaction, less than 21% of the then outstanding shares of Common Stock, the Issuer will not issue Common Stock or Exchangeable Securities without first honoring the following rights. In the case of an offering that is not a firm commitment underwritten public offering, SLOPI shall have the right to buy in such offering a certain amount thereof. Such amount shall not exceed an amount which would cause SLOPI and its affiliates to own beneficially, upon the closing of the transaction, more than 21% of the Common Stock. If the terms of the offering require that the subscription is not to be entirely paid in cash, any noncash components thereof shall be valued by a third party in accordance with the method described in the Stock Rights Agreement and SLOPI may tender an equivalent amount in cash in satisfaction of that portion of the price. If, however, the offering is a firm commitment underwritten public offering which would result in SLOPI and its affiliates owning less than 21% of the then-to-be-outstanding Common Stock, then the Issuer shall cause

SLOPI to be offered the right to purchase a portion of the offered securities sufficient to permit SLOPI and its affiliates to beneficially own, upon consummation of the offering, 21% of the then-to-be-outstanding Common Stock.

                  7. Deficiency Amounts.

                  If SLOPI, its affiliates, or any affiliate of Shell Oil shall sell any Common Stock issuable upon conversion of the Preferred Stock and receive net proceeds, after commissions, discounts, placement fees and incidental expenses, that result in a "Deficiency Amount" (defined below), then the Issuer shall, at its option, either pay SLOPI cash equal to the Deficiency Amount or issue fully paid and nonassessable shares of Common Stock equal in value to the Deficiency Amount. A "Deficiency Amount" is the product of the number of shares of Common Stock sold at less than the Allocated Price Per Share (as defined) times the amount by which the per share sales price is less than the Allocated Price Per Share, and the sales price of any shares sold in a Private Placement or a transaction other than a firm commitment underwritten offering shall be the greater of (i) the actual sales price or (ii) the average per share market value of the Common Stock relating to the date of such sale. The Allocated Price Per Share means the then existing conversion price of the Preferred Stock (or if fully converted, the conversion price that would have been in existence had the Preferred Shares not been converted), as the same may be adjusted according to its terms. The average per share market value means the average trading price of such shares at the close of the 30 trading days preceding the relevant date, or if not publicly traded, then the price as may be determined by an investment bank selected by SLOPI. Any shares so issued shall be listed for trading on the principal stock exchange for the Common Stock. Notwithstanding Section 2(C)(11)(g) of the Registration Rights Agreement, the Issuer will pay the commissions, underwriter's discounts, certain legal expenses and other expenses of sale payable by SLOPI and its affiliates in any sale of Common Stock or Preferred Stock in certain circumstances.

                  8. Other Agreements.

                  The Issuer agreed that, during the term of the Stock Rights Agreement, it will not adopt any shareholder rights plan or amend any rights plan without the approval of a majority of the SLOPI Designee(s) or the Preferred Director(s) then on the board of directors of the Issuer, unless the plan exempts SLOPI and its affiliates from all effects thereof. The Issuer further agreed not to take any action without SLOPI's consent that would reduce the number of shares of Common Stock held by persons or entities other than SLOPI, the Issuer or any affiliate of either of them to less than the minimum number required to maintain the Issuer's New York Stock Exchange listing.

                  9. Termination.

                  The Stock Rights Agreement terminates on June 30, 2008 but may be earlier terminated: (i) by the parties' mutual consent; (ii) by SLOPI or the Issuer if SLOPI becomes the beneficial owner of less than 10% of the Common Stock calculated on a fully diluted basis, (iii) by SLOPI if any person or entity other than SLOPI or any of its affiliates proposes a Business Combination Transaction and a majority of the Continuing Directors have either approved the proposal or have retained an investment banking firm to solicit indications of interest with respect to such transaction (but the Stock Rights Agreement shall be reinstated upon the withdrawal, termination or expiration of any tender or exchange offer which is the subject of such proposed transaction); (iv) by SLOPI if any person or entity other than SLOPI or its affiliates acquires beneficial ownership of 20% (or, if lower, the percentage specified in the definition of "Affiliated Shareholder" in Part Thirteen of the TBCA, as amended from time to time) or more of the Issuer's voting securities and such person or entity has not entered into an agreement containing restrictions and other provisions at least as favorable to the Issuer as those contained in the Stock Rights Agreement; (v) by SLOPI if the Continuing Directors do not constitute a majority of the board of directors of the Issuer; (vi) by SLOPI if the Issuer breaches and fails timely to cure material provisions of the Stock Purchase Agreement, the Merger Agreement, the Certificate of

Designation or the Registration Rights Agreement; or (vii) by SLOPI if the Issuer is subject to a voluntary or involuntary proceeding in the nature of bankruptcy, insolvency, receivership and the like.

         E. Caveat; Incorporation by Reference.

         The foregoing descriptions of the Certificate of Designation, the Registration Rights Agreement, Exhibit H of the Merger Agreement, and the Stock Rights Agreement summarize and abstract provisions which are complex and detailed. As a necessary result, the summary descriptions are, in a manner which is not essential to a general understanding of the agreements, imprecise or lacking in certain detail. Accordingly, the exhibits to this statement supplement the foregoing, are hereby incorporated by reference, and should be directly referenced in order better to assess the precise scope, operation and nature of the agreements reached between SLOPI and the Issuer with respect to their subject matter. To the extent that any exhibit is inconsistent with or supplements the summary descriptions, the summary descriptions are deemed modified thereby.

         F. Amendment of Certificate of Incorporation.

         In order to assure that sufficient Common Stock is available for issuance pursuant to the conversion of the Preferred Stock, the Issuer agreed to amend its certificate of incorporation to increase the number of authorized shares of Common Stock to 200,000,000 shares.

         G. Transactions during Past Sixty Days.

         Except as described herein, neither of the Reporting Entities, nor, to their knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the past sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1   -     Agreement that the Schedule 13D is filed on behalf of
                           each reporting person.

         Exhibit 2   -     Agreement and Plan of Merger dated March 27, 1998
                           among the Issuer, LOPI Acquisition Corp., LOPI, and
                           SLOPI (filed as Appendix A to the proxy statement
                           filed June 12, 1998 by the Issuer and incorporated
                           by reference herein pursuant to Rule 12b-32).

         Exhibit 3   -     Certificate of Designation of Series A Preferred
                           Stock of the Issuer.

         Exhibit 4   -     Stock Rights and Restrictions Agreement dated as of
                           June 30, 1998 between the Issuer and SLOPI.

         Exhibit 5   -     Registration Rights Agreement dated as of June 30,
                           1998 between the Issuer and SLOPI.

         Exhibit 6   -     Article Eight of the Issuer's Articles of
                           Incorporation

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 10, 1998
                                       SHELL LOUISIANA ONSHORE PROPERTIES INC.


                                       By:    /s/ Y.N. YOUSSEF
                                          -------------------------------------
                                       Name:  Y.N. Youssef
                                       Title: Vice President


                                       SHELL OIL COMPANY


                                       By:    /s/ JACK B. EDRINGTON
                                          -------------------------------------
                                       Name:  Jack B. Edrington
                                       Title: Associate General Counsel
                                              and Corporate Secretary

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                     SHELL LOUISIANA ONSHORE PROPERTIES INC.



                                                    POSITION AND
      NAME AND ADDRESS            CITIZENSHIP       OCCUPATION

S.P. Methvin                        U.S.A.           President
910 Louisiana Street                                 President & CEO, Shell
Houston, Texas 77252                                 Deer Park Refining
                                                     Company

Y.N. Youssef                        U.S.A.           Vice President
910 Louisiana Street                                 Technical Manager, Shell
Houston, Texas 77252                                 Western E&P Inc.


J.N. Le Gault                       U.S.A.           Vice President and Treasurer
910 Louisiana Street                                 Manager, Customer Services
Houston, Texas 77252                                 Shell Services International Inc.

Jack E. Little                      U.S.A.           Chairman
910 Louisiana Street                                 Director, President, Chief
Houston, Texas 77252                                 Executive Officer and
                                                     Executive Vice President
                                                     of Shell Oil Company

M.E. Acosta                         U.S.A.           Director
910 Louisiana Street                                 Vice President, Planning &
Houston, Texas 77252                                 Finance, Shell Exploration
                                                     & Production Company

J.M. Funk                           U.S.A.           Director
910 Louisiana Street                                 President, Shell Continental
Houston, Texas 77252                                 Companies

                        DIRECTORS AND EXECUTIVE OFFICERS
                                SHELL OIL COMPANY

                                                    POSITION AND
NAME AND ADDRESS                    CITIZENSHIP     OCCUPATION

Joseph E. Antonini                    U.S.A.        Director
1800 W. Maple Road                                  Retired Chairman, President
Troy, Michigan 48084                                and CEO, KMart Corporation

Rand V. Araskog                       U.S.A.        Director
1330 Avenue of the Americas                         Retired Chairman and CEO
New York, New York 10019-5490                       ITT Corporation

Robert F. Daniell                     U.S.A.        Director
United Technologies Bldg.                           Retired Chairman, United
Hartford, Connecticut 06101                         Technologies Corporation

Jack E. Little                        U.S.A.        Director, President, Chief
910 Louisiana Street                                Executive Officer and
Houston, Texas 77252                                Executive Vice President

Vilma S. Martinez                     U.S.A.        Director
355 S. Grand Avenue                                 Attorney (Partner)
Los Angeles, California 90071-1560                  Munger, Tolles & Olson

Steve L. Miller                       U.S.A.        Director
Shell Centre                                        A Managing Director of
2 York Road                                         Royal Dutch Petroleum
London, England SE1 7NA                             Company

Mark Moody-Stuart                    England        Chairman
Shell Centre                                        Chairman and a Managing
2 York Road                                         Director of The "Shell"
London, England SEI 7NA                             Transport and Trading
                                                    Company p.l.c.

Harold A. Poling                      U.S.A.        Director Emeritus
Regent Court Bldg.                                  Retired Chairman and CEO,
16800 Executive Place Drive                         Ford Motor Company
Dearborn, Michigan  48126

Gordon R. Sullivan                    U.S.A.        Director
490 L'Enfont Plaza, S.W.                            President
Washington, D.C. 20024                              Association of the U.S. Army

John F. Woodhouse                     U.S.A.        Director
1390 Enclave Parkway                                Chairman
Houston, Texas 77077-2099                           Sysco Corporation

                                                          POSITION AND
NAME AND ADDRESS                     CITIZENSHIP           OCCUPATION

L. E. Sloan                             U.S.A.       Senior Vice President -
910 Louisiana Street                                 Chemical
Houston, Texas 77252

Gaurdie E. Bannister                    U.S.A.       Vice President - Services
910 Louisiana Street
Houston, Texas 77252

D. Gardy                                France       Vice President - Finance
910 Louisiana Street
Houston, Texas 77252

S. A. Lackey                            U.S.A.       Vice President and General
910 Louisiana Street                                 Counsel
Houston, Texas 77252

B. W. Levan                             U.S.A.       Vice President - Human
910 Louisiana Street                                 Resources
Houston, Texas 77252

S. C. Stryker                           U.S.A.       Vice President and General
910 Louisiana Street                                 Tax Counsel
Houston, Texas 77252

S. E. Ward                              U.S.A.       Vice President - Government
1401 Eye Street, N.W., Suite 1030                    Affairs
Washington, D.C. 20005

                               INDEX TO EXHIBITS

         Exhibit 1   -     Agreement that the Schedule 13D is filed on behalf of
                           each reporting person.

         Exhibit 2   -     Agreement and Plan of Merger dated March 27, 1998
                           among the Issuer, LOPI Acquisition Corp., LOPI, and
                           SLOPI.

         Exhibit 3   -     Certificate of Designation of Series A Preferred
                           Stock of the Issuer.

         Exhibit 4   -     Stock Rights and Restrictions Agreement dated as of
                           June 30, 1998 between the Issuer and SLOPI.

         Exhibit 5   -     Registration Rights Agreement dated as of June 30,
                           1998 between the Issuer and SLOPI.

         Exhibit 6   -     Article Eight of the Issuer's Articles of
                           Incorporation